FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 2, 2004, Bookham Technology plc (the “Company”) filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from November 3, 2003 to May 2, 2004 with respect to the 1995 and 1998 Employee Share Option Schemes and Warrants.  A copy of this return is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 12, 2004, the Company announced that on May 11, 2004 it was notified that pursuant to pre-arranged share trading plans entered into on March 19, 2004, Dr. Andrew Rickman, the 1998 Accumulation and Maintenance Settlement Trust of which Dr. Rickman is a Trustee, Robert Rickman and Marion Rickman, Mr. Rickman’s wife, had sold ordinary shares of the Company.  A copy of this announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On May 13, 2004, the Company issued a press release announcing that New Focus, Inc. would be making its debut as a division of the Company at the CLEO/IQEC 2004 in San Francisco, California.  A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On May 24, 2004, the Company issued a press release announcing that it had entered into an agreement to acquire Onetta, Inc., a leading provider of optical amplifier modules and subsystems for communications networks, based in Sunnyvale, California.  A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibits

99.1	Block Listing Six Monthly Return for the period November 3, 2003 to May 2, 2004.

99.2	Notification of Interests of Directors dated May 12, 2004.

99.3	Press Release issued on May 13, 2004.

99.4	Press Release issued on May 24, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: June 18, 2004	By:	/s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Block Listing Six Monthly Return for the period November 3, 2003 to May 2, 2004.

99.2	Notification of Interests of Directors dated May 12, 2004.

99.3	Press Release issued on May 13, 2004.

99.4	Press Release issued on May 24, 2004.